SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                        For the month of September, 2003
                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)
                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F |X|                          Form 40-F ___


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ___                                No  |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                TABLE OF CONTENTS
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Information Furnished

Signature

Exhibit Index

Exhibit 99.1 - Proxy Statement of LanOptics Ltd.
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                             INFORMATION FURNISHED
                             ---------------------

         LanOptics Ltd. is filing a Proxy Statement for its Annual General Meeting of Shareholders to be held on October 21, 2003 at its principal executive offices. A copy of the Proxy Statement is attached hereto as Exhibit
99.1 and incorporated by reference herein.
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                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               LANOPTICS LTD.


                                               By: /s/ Dror Israel
                                                   -----------------------------
                                                   Name: Dror Israel
                                                   Title:Chief Financial Officer


Dated: September 29, 2003
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                                 Exhibit Index


  Exhibit Number                Description
  --------------                -----------

        99.1                   Proxy Statement.

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Exhibit 99.1 - Proxy Statement